Exhibit 99.1

FEBRUARY 16, 2023

Media Release: CIBC settles Cerberus matter

TORONTO, February 17, 2023 – CIBC (TSX: CM) (NYSE: CM) announced today that it has entered into an agreement with the special purpose vehicle controlled by Cerberus Capital Management L.P. (“Cerberus”) to fully settle the previously disclosed lawsuit filed by Cerberus against CIBC including the most recent judgment of the New York Court.

Pursuant to the settlement agreement, CIBC has agreed to pay US$770 million to Cerberus in full satisfaction of the judgment, and both parties have agreed to arrange for the immediate dismissal, with prejudice, of all claims, counterclaims and appeals relating to the litigation. The parties have also agreed to mutual releases in respect of the matter. The settlement also eliminates the uncertainty, distraction and expense of continued litigation between the parties.

CIBC recorded a pre-tax provision of CAD$1,169 million in its first quarter 2023 results to be released on February 24, 2023, representing damages and pre-judgment interest totaling US$855 million through January 31, 2023. The US$85 million difference between the amount recorded in the first quarter 2023 results and the settlement amount will be reflected in CIBC’s second quarter results.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network and locations across Canada, with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release may include, but are not limited to, CIBC’s intention to contest or appeal the verdict. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the final outcome of the Cerberus matter; legal and other developments in litigation, such as judicial rulings or findings or any resolution of litigation that differs from what is anticipated or expected. These and other factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

For further information: Tom Wallis, tom.wallis@cibc.com or 416-980-4048